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October 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	Carbylan Therapeutics, Inc.
Amendment No. 1 to
Preliminary Merger Proxy Statement on Schedule 14A
Filed September 30, 2016
File No. 001-36830

Dear Ms. Hayes:

On behalf of Carbylan Therapeutics, Inc. (“Carbylan”), we submit this letter (this “Second Response Letter”) in response to the comments contained in the letter (the “Second Comment Letter”) from the staff of the Office of Healthcare and Insurance in the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 18, 2016, with respect to Carbylan’s amended preliminary proxy statement on Schedule 14A filed with the Commission on September 30, 2016 (the “First Amended Proxy Statement”).

Carbylan has further revised the First Amended Proxy Statement in response to the Second Comment Letter and is concurrently filing via the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) Amendment No. 2 to the Proxy Statement (the “Second Amended Proxy Statement”) that reflects these revisions. For your convenience, we are supplementally providing four blacklined copies of the Second Amended Proxy Statement, marked to show the changes from the First Amended Proxy Statement as filed on September 30, 2016.

For your convenience, we have repeated each comment of the Staff in italicized text and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Second Amended Proxy Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Second Amended Proxy Statement.

October 26, 2016

Staff Comments

Background of the Transaction, page 79

1.	We note your response to our prior comment 16. Please identify Carbylan’s principal stockholders who attended the April 20, 2016 meeting. With respect to the June 6, 2016 meeting, if the members of Carbylan management in attendance included anyone other than Messrs. Renzi and McKune and Ms. Maroney, or if any of the previously identified members of management were not in attendance, please identify the members present.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on pages 85 and 92 of the Second Amended Proxy Statement.

2.	Please explain how you eliminated the 17 other parties that submitted non-binding indications of interest between April 22, 2016 and April 28, 2016.

Response:

We acknowledge the Staff’s comment and have revised the Second Amended Proxy Statement on pages 85 through 86. These revisions to the Second Amended Proxy Statement clarify that the set of criteria discussed by Carbylan’s board of directors and refined by the Transaction Committee for purposes of identifying potential strategic counterparties was also used by the Transaction Committee to evaluate each of the parties that submitted non-binding indications of interest between April 22, 2016 and April 28, 2016. Further, we have added additional disclosures on pages 88 through 89 of the Second Amended Proxy Statement to describe the assessment by the Transaction Committee of the attributes and characteristics of the parties and their respective offers that led it to prioritize Carbylan’s resources on exploring a potential strategic transaction with specific parties.

3.	We note your responses to our prior comments 20 and 22. Please disclose the final terms offered by Companies A, B and C and explain the board’s basis for determining that the transaction with KalVista was a preferable transaction. The discussion should explain the specific factors and company attributes the board considered such as multiple product candidates, phase of development, etc. Concerns that investors familiar with the industry may be able to infer the identity of the companies is not an appropriate reason for omitting this discussion. Additionally, given the value Company B ascribed to Carbylan, and the Carbylan shareholder ownership in the combined company offered by Company B, please revise the discussion to identify Company B.

Response:

We acknowledge the Staff’s comment and have revised the Second Amended Proxy Statement on pages 88 through 92. These revisions to the Second Amended Proxy Statement include additional information with regard to the technologies, proposed disease indications, pipeline of product candidates the stage of development of such product candidates for each of Companies A, B and C. In addition, these revisions provide additional detail on the only material terms offered by Companies A, B and C, which include proposed percentage ownership of the combined entity, valuation of Carbylan in excess of its cash value, required and/or estimated cash resources of Carbylan at closing and requirement of or proposal for a concurrent equity financing.

October 26, 2016

Further, these disclosures, together with the inclusion of the factors that weighed primarily into the Transaction Committee’s and the Carbylan board of directors’ assessment of the companies’ businesses and prospects (as noted in Comment #2 above), highlight the specific factors and characteristics that was the basis for the board’s decisions.

With respect to the disclosure of the identity of Company B, in light of the additional disclosures included in the Second Amended Proxy Statement, Carbylan respectfully submits that the disclosure of the name of such identity is not material to a Carbylan stockholder’s analysis of the proposed transaction with KalVista. In particular, we have provided additional detail as to Company B’s product candidates and stages of development, primary disease indications for its product candidates and proposed cash resources for the combined entity, as well as specific details on the terms of Company B’s indication of interest and the factors considered by the Transaction Committee and the board of directors with regard to its assessment as to why to prioritize the transaction with KalVista relative to Company B, noting in this regard Company B’s initial withdrawal from the transaction process and the board of directors’ consideration with regard to the likelihood of a concurrent equity financing. Carbylan respectfully submits that referencing the name of Company B would add no additional information that would assist a Carbylan stockholder in evaluating the terms of the non-binding indication of interest submitted by Company B and, more importantly, in making an analysis as to the relative merits of a transaction with KalVista.

The Transaction

Legal Proceedings, page 109

4.	We note your disclosure that a putative stockholder class action complaint was filed against Carbylan and KalVista on September 26, 2016. Please supplementally provide us a copy of the complaint that was filed.

Response:

In response to the Staff’s comment, we have provided a copy of the stockholder class action complaint, entitled Laidlaw v. Carbylan Therapeutics, Inc., et al., Case No. RG16832665, supplementally to the Staff under separate cover.

Reverse Stock Split Proposal, page 133

5.	We note your response to our prior comment four. Please include information about the treatment of stock options in this section as well.

Response:

In response to the Staff’s comment, we have revised the above-referenced disclosure on page 135 of the Second Amended Proxy Statement.

October 26, 2016

We hope the foregoing answers adequately address the Staff’s comments. If you have any questions or require any further information regarding the matters contained in this letter, please feel free to contact me at (650) 463-3014 or brian.cuneo@lw.com.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo
of LATHAM & WATKINS LLP

cc:	David M. Renzi, Carbylan Therapeutics, Inc.
Chad G. Rolston, Latham & Watkins LLP